

Mail Stop 3720

February 19, 2009

John A. Martell
Chairman, Chief Executive Officer and President
MISCOR Group, Ltd.
1125 South Walnut St.
South Bend, IN 46619

   Re: MISCOR Group, Ltd.
     Form 10-K for the fiscal year ended December 31, 2007
     Filed March 31, 2008
     Form 10-Q for the quarterly period ended September 28, 2008
     File No. 000-52380

Dear Mr. Martell:

   We have reviewed your supplemental response letter dated January 30, 2009 as well as your filing and have the following comments.

1. We note your responses to prior comments 1 and 2. Based on our review of the report provided to your CODM, it appears that each component business listed in the consolidating income statement on page 3 is an operating segment as defined by paragraph 10 of SFAS 131. Specifically, we note that each component: a.) engages in business activities from which it earns revenues and incurs expenses, b.) has operating results that are regularly reviewed by the CODM (since he is provided with these specifically detailed reports), and c.) discrete financial information is available for each (information is presented through net income (loss) for each component).

   We further note throughout the CODM report that there are individual reports for each of these component businesses. These details are enough to conclude that the CODM (your CEO) allocates resources to and assesses the performance of each of these component businesses. Therefore, we believe that you should revise your analysis as if each component business is a separate operating segment. You should then determine which operating segments can be aggregated, if any, and/or should be reported separately in your notes to the financial statements pursuant to the guidance in paragraphs 17-24 of SFAS 131.

   Further, once you complete this analysis of your operating segments, you should re-perform your analysis of your reporting units under paragraphs 30-31 of SFAS 142. You should also refer to EITF D-101 in your analysis and response. Further, you should perform your impairment testing for the fourth quarter of 2008 for each of these reporting units with allocated goodwill.

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You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director